भारतीय स्टेट बैंक
भारतीय स्टेट बैंक
State Bank of India

The Securities & Exchange Commission,
Division of Corporate Finance,
450, Fifth Street, N.W.,
Washington D.C. 20549
U.S.A.

82-4584

04012759

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares
Central
State Ba ... ama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/ 409

दिनांक / Date : 07.02.2004

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

Dear Sir,

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS
FOR THE QUARTER YEAR ENDED – 31ST DECEMBER, 2003

We enclose for your information a copy of our letter No.CO/S&B/VR/2004/360 dated the February 7, 2004 addressed to The Stock Exchange, Mumbai alongwith a copy of Limited Review.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

(Arun Kumar)
GENERAL MANAGER
(Shares & Bonds)

Encl. : a/a.

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SUPPL

भारतीय स्टेट बँक

भारतीय स्टेट बैंक

State Bank of India

The Executive Director,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेअर एवं बांड विभाग
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax: 91-22-2285 5348
दूरभाष/Telephone: (022) 2288 3888

क्रमांक / No. : CO / S & B / VR/2004/360

दिनांक / Date : 07.02.2004

Dear Sir,

LISTING AGREEMENT : QUARTERLY REVIEW OF FINANCIAL RESULTS FOR THE QUARTER YEAR ENDED – 31ST DECEMBER, 2003

In terms of Clause 41 of the Listing Agreement we forward herewith a copy of the "Limited Review" of financial results of the Bank for the quarter ended the 31st December, 2003, by the Auditors.

2. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. a.a

हिंदी मे पत्राचार का हम स्वागत करते है. हमें विश्वास है कि ऐसा करने से हिंदी के प्रयोग को बढावा मिलेगा.

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

UNAUDITED FINANCIAL RESULTS FOR THE QUARTER ENDED 31ST DECEMBER 2003

Rs. in crore

	Particulars	Quarter ended		Nine months ended		Year ended
		31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Mar 2003 (Audited)
1	Interest Earned (a) + (b) + (c) + (d)	7437.43	7705.48	22821.64	23066.35	31087.02
	(a) Interest / discount on advances / bills	2843.95	2817.21	8451.30	8476.32	11229.10
	(b) Income on Investments	3911.22	3860.00	11613.16	11184.17	15257.64
	(c) Interest on balances with Reserve Bank of India & other interbank funds	493.23	811.52	2179.19	2563.95	3273.67
	(d) Others	189.03	216.75	577.99	841.91	1326.61
2	Other Income	1121.91	1361.44	5529.92	3533.86	5740.26
	(A) TOTAL INCOME (1+2)	8559.34	9066.92	28351.56	26600.21	36827.28
3	Interest Expended	4664.44	5309.99	14948.92	15856.15	21109.46
4	Operating Expenses (e) + (f)	2094.61	1884.32	6214.50	5476.66	7942.42
	(e) Payments to and provisions for employees	1452.00	1385.54	4324.57	3958.92	5688.71
	(f) Other Operating Expenses	642.61	498.78	1889.93	1517.74	2253.71
	(B) TOTAL EXPENDITURE (3) + (4) (excluding Provisions and Contingencies)	6759.05	7194.31	21163.42	21332.81	29051.88
	(C) OPERATING PROFIT (A - B) (Profit before Provisions and Contingencies)	1800.29	1872.61	7188.14	5267.40	7775.40
	(D) Provisions and Contingnecies	707.97	549.31	3011.16	1445.49	2507.89
	--- of which provisions for Non-performing assets	400.00	528.25	2660.32	1300.00	2592.43
	(E) Provision for Taxes	172.88	536.25	1368.44	1454.46	2162.51
	(F) NET PROFIT (C - D - E)	919.44	787.05	2808.54	2367.45	3105.00
5	Paid-up equity Share Capital	526.30	526.30	526.30	526.30	526.30
6	Reserves excluding revaluation reserves (as per balance sheet of previous accounting year)	16677.08	14698.08	16677.08	14698.08	16677.08
7	Analytical Ratios					
	(i) Percentage of shares held by Government of India	nil	nil	nil	nil	nil
	(ii) Capital Adequacy Ratio	14.74%	14.13%	14.74%	14.13%	13.50%
	(iii) Earnings Per Share (in Rs.)	17.47 (not annualised)	14.95 (not annualised)	53.36 (not annualised)	44.98 (not annualised)	59.00
	(iv) (a) Amount of gross non-performing assets	13846.37	15855.63	13846.37	15855.63	13506.07
	(b) Amount of net non-performing assets	4075.97	5993.89	4075.97	5993.89	6183.00
	(c) % of gross NPAs	9.16%	11.51%	9.16%	11.51%	9.34%
	(d) % of net NPAs	2.88%	4.69%	2.88%	4.69%	4.50%
	(v) Return on Assets (Annualised)	0.97%	0.88%	0.98%	0.89%	0.86%

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Segment-wise Revenue, Results and Capital Employed

Rs. in crore

		Particulars	Quarter ended		Nine months ended		Year ended
			31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Dec.2003 (Reviewed)	31st Dec.2002 (Unaudited)	31st Mar.2003. (Audited)
1		**Segment Revenue (income)**					
	a.	Banking Operations	7359.99	7997.71	23261.43	23393.27	31250.98
	b.	Treasury Operations	4692.89	5195.65	16751.43	14938.40	21425.89
		Total	**12052.88**	**13193.36**	**40012.86**	**38331.67**	**52676.87**
		Less: Inter Segment Revenue	3493.54	4126.44	11820.93	11846.66	15986.81
		Net Income from operations	**8559.34**	**9066.92**	**28191.93**	**26485.01**	**36690.06**
2		**Segment Results (Profit before tax)**					
	a.	Banking Operations	842.32	855.75	2295.13	2616.09	2639.31
	b.	Treasury Operations	338.62	527.23	2998.43	1356.51	2880.34
		Total	**1180.94**	**1382.98**	**5293.56**	**3972.60**	**5519.65**
		Less : Other un-allocable expenditure net of un-allocable inco	88.62	59.68	1116.58	150.69	252.14
		Total Profit Before Tax	**1092.32**	**1323.30**	**4176.98**	**3821.91**	**5267.51**
		Less : Income Tax	172.88	536.25	1368.44	1454.46	2162.51
		Net Profit	**919.44**	**787.05**	**2808.54**	**2367.45**	**3105.00**
3		**Segment Assets**					
	a.	Banking Operations	346624.29	313093.41	346624.29	313093.41	346624.29
	b.	Treasury Operations	192371.83	171782.50	192371.83	171782.55	192371.83
	c.	Unallocated	18829.64	3765.77	18829.64	3765.77	18829.64
		Less : Eliminations	181949.26	140413.48	181949.26	140413.48	181949.26
		Total	**375876.50**	**348228.20**	**375876.50**	**348228.25**	**375876.50**
4		**Segment Liabilities**					
	a.	Banking Operations	331062.18	300105.78	331062.18	300105.78	331062.18
	b.	Treasury Operations	189356.13	169546.13	189356.13	169546.13	189356.13
	c.	Unallocated	0.00	0.00	0.00	0.00	0.00
		Less : Eliminations	161744.86	136647.71	161744.86	136647.71	161744.86
		Total	**358673.45**	**333004.20**	**358673.45**	**333004.20**	**358673.45**

(Segment Assets and Liabilities are as on 31st March of the previous year)

IN TERMS OF OUR REVIEW REPORT OF EVEN DATE

STATE BANK OF INDIA
Central Office, Mumbai 400 021.

Notes :

1. The working results for the quarter ended 31st December 2003 have been arrived at after considering provisions for NPAs, Bonus, Gratuity, Pension, Leave Encashment, Investment Depreciation, Income Tax (after adjustment for deferred tax), Wealth Tax and Other Contingencies on an estimated basis.

2. Payments to and provisions for Employees for the quarter ended 31st December, 2003 includes an amount of Rs.88.63 crore being the Deferred Revenue Expenditure relating to Voluntary Retirement Scheme implemented in FY 2000-01 amortised on pro-rata basis.

3. In respect of foreign exchange transactions, the Bank is consistently following FEDAI / RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the ICAI.

4. The figures of previous periods have been regrouped, wherever necessary, to correspond to current period's classification.

The above results have been taken on record by the Central Board of the Bank on the 30th January 2004 and subjected to Review by Auditors.

P. N. VENKATACHALAM Managing Director & G E (NB)	C. BHATTACHARYA Managing Director & G E (CB & A & S)	A. K. PURWAR Chairman

In terms of our Review Report of even date.

B. M. Chatrath & Co., Chartered Accountants	Vyas & Vyas, Chartered Accountants	S. Viswanathan, Chartered Accountants	S. P. Chopra & Co., Chartered Accountants
G.S. Mathur & Co., Chartered Accountants	R. Devendra Kumar & Associates, Chartered Accountants		Venugopal & Chenoy, Chartered Accountants
Salarpuria Jajodia & Co., Chartered Accountants	O. P. Totla & Co., Chartered Accountants	K. S. Aiyar & Co., Chartered Accountants	B. D. Bansal & Co., Chartered Accountants
Nundi & Associates, Chartered Accountants	K. P. Rao & Co., Chartered Accountants	Phillipos & Co., Chartered Accountants	

Mumbai

30th January 2004

LIMITED REVIEW REPORT OF UNAUDITED FINANCIAL RESULTS OF STATE BANK OF INDIA FOR THE QUARTER ENDED 31ST DECEMBER 2003

We, the undersigned Auditors, have reviewed the accompanying statement of unaudited financial results of State Bank of India for the quarter ended December 31, 2003. This statement is the responsibility of the Bank's Management.

2 The financial results incorporate the relevant returns of 42 branches reviewed by us, 429 branches reviewed by the Bank's Concurrent Auditors, 7 Foreign Offices reviewed by External Auditors and unreviewed returns in respect of 8632 branches (including 13 Foreign Offices). In the conduct of our review, we have taken note of the review reports in respect of non-performing assets received from the Bank's Concurrent Auditors of domestic branches and external auditors of foreign offices aggregating 478 branches / offices. These review reports covers 55.83% of the advances portfolio excluding outstanding of asset recovery branches and food credit advance of the bank. Further, these review reports also cover 53.90% of NPAs as on December 31, 2003.

3 A review of interim financial information consists principally of applying analytical procedures for financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express an audit opinion.

4 Based on our review conducted as above, save as otherwise stated in Note No. 3 forming part of unaudited financial results, nothing has come to our notice that causes us to believe that the accompanying statement of unaudited financial results has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including

the manner in which it is to be disclosed, or that it contains any material misstatement or that it has not been prepared in accordance with the relevant prudential norms issued by the Reserve Bank of India in respect of income recognition, asset classification, provisioning and other related matters.

B. M. Chatrath & Co., **Chartered Accountants** (S. Krishnan) Partner : M.No. 51626	**Vyas & Vyas,** **Chartered Accountants** (C.P. Kapoor) Partner : M.No. 71275	**S. Viswanathan,** **Chartered Accountants** (C.N.Srinivasan) Partner : M.No. 18205
S. P. Chopra & Co., **Chartered Accountants** (Sanjiv Gupta) Partner : M.No. 83364	**G. S. Mathur & Co.,** **Chartered Accountants** (L. N. Jha) Partner : M.No. 88224	**R. Devendra Kumar & Associates,** **Chartered Accountants** (D.K.Gupta) Partner : M.No. 9032
Venugopal & Chenoy, **Chartered Accountants** (D.V. Jankinath) Partner : M.No. 29505	**Salarpuria Jajodia & Co.,** **Chartered Accountants** (H. K. P. Jain) Partner : M.No. 12525	**O. P. Totla & Co.,** **Chartered Accountants** (S. R. Totla) Partner : M.No. 71774
K. S. Aiyar & Co., **Chartered Accountants** (Santanu Ghosh) Partner : M.No. 50927	**B. D. Bansal & Co.,** **Chartered Accountants** (Sumit Kumar Bansal) Partner : M.No. 99496	**Nundi & Associates,** **Chartered Accountants** (M. Nandi) Partner : M.No. 16369
K. P. Rao & Co., **Chartered Accountants** (K. Viswanath) Partner : M.No. 22812	**Phillipos & Co.,** **Chartered Accountants** (K. Radhakrishnan) Partner : M.No. 8242	

Mumbai,
30th January 2004.